SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Tranz Rail Holdings Limited
                                (Name of Issuer)

                                 American Depository Shares
                         (Title and Class of Securities)

                                     894116102
                                 (CUSIP Number)

(1)  Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

          J. Christopher Clifford

(2)  Check the Appropriate Box if a Member of a Group

     (a)  ___.

     (b)  _X_.

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

         United States

Number of           (5)  Sole Voting Power 270,762
Shares
Beneficially        (6)  Shared Voting Power - 6,016,028
Owned by Each
Reporting           (7)  Sole Dispositive Power 270,762
Person With
                    (8)  Shared Dispositive Power - 6,016,028

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person - 6,286,790

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares __________.

(11) Percent of Class Represented by Amount in Row 9 - 5.0%

(12) Type of Reporting Person

         IN

Item 1(a). Name of Issuer:

         Tranz Rail Holdings Limited

Item 1(b). Address of Issuer's Principal Executive Offices:

         Wellington Railway Station
         Bunny Street
         Wellington, New Zealand

Item 2(a). Name of Person Filing:

         See Item (1) of the cover pages

Item 2(b). Address of Principal Business Office:

         c/o Berkshire Partners
         One Boston Place
         Boston, MA 02108

Item 2(c). Citizenship:

         See item (4) of cover pages

Item 2(d). Title of Class of Securities:

         American Depository Shares

Item 2(e). CUSIP Number:

         894116102

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

          (a)  Amount Beneficially Owned: See item (9) of cover pages

          (b)  Percent of Class:

               See  item (11) of cover pages

          (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:
                   See item (5) of cover pages
           (ii)  shared power to vote or to direct the vote:
                   See item (6) of cover pages
          (iii)  sole power to dispose or to direct the disposition of:
                   See item (7) of cover pages
           (iv)  shared power to dispose or to direct the disposition of:
                   See item (8) of cover pages

Note:The reporting person may be deemed to beneficially own an aggregate of 6,286,790 shares of the Issuer's American Depository Shares owned by Berkshire Fund III, A Limited Partnership and certain other shareholders of the Issuer. Of such shares, the reporting person beneficially owns 270,762 shares. The reporting person disclaims beneficial ownership of all shares except for those beneficially owned by the reporting person.

Item 5. Ownership of Five Percent or Less of Class:

         Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8. Identification and Classification of Members of the Group:

         Not applicable

Item 9. Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 By: /s/J. Christopher Clifford
                                     J. Christopher Clifford